

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Gaga Gvenetatdze
President and Chief Executive Officer
Kheoba Corp.
24 Vazha-Pshavela St.
Tbilisi, Georgia 0105

> **Re: Kheoba Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 28, 2022**
> **File No. 333-263020**

Dear Mr. Gvenetatdze:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2022 letter.

Form S-1/A filed July 28, 2022

General

1. Please update your financial statements to include the interim period ended April 30, 2022.

2. We note your response to comment 11 stating that you do not believe that Kheoba Corp. can be classified as having "no or nominal operations." Notwithstanding such belief, and given what appear to be only nominal assets reflected on the Company's balance sheet and your limited operations since inception, please disclose that you may be deemed a shell company and add a risk factor that highlights the consequences of shell company status.

Exhibit 23.1, page 1

3.   The consent included in Exhibit 23.1 refers to an audit report dated January 26, 2022. However, the audit report in the filing is dated February 18, 2022. Please revise accordingly.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology